April 17, 2012

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)

1933 Act File No. 002-39334

1940 Act File No. 811-02224

Comments received for PEA No. 84 filed on March 2, 2012

Dear Mr. Cowan:

Below is a summary of the comments I received from you on April 13, 2012 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review the documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-2399 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	MML Aggressive Allocation Fund

a. We note the fee table includes a footnote stating that the adviser has agreed to cap fees at a specified amount. However, the fund’s expenses are lower than the cap such that no reimbursement was triggered. Please remove the footnote. A fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement. Such disclosure can be moved to Item 10(a) instead.

b. Please include any corresponding investment strategy that would give rise to when-issued, delayed delivery, TBA, and forward commitment transaction risk.

Response 1(a):	We will remove this footnote.

Response 1(b):	The when-issued, delayed delivery, TBA, and forward commitment transaction risk is listed due to the forward commitment characteristic of certain mortgage-backed securities, which are listed as principal investments.

Comment 2:	MML Equity Index Fund

The fee table includes a footnote describing two fee waiver arrangements. The first states that Mass Mutual will bear certain expenses of Class I, Class II, Class III and Service Class I shares in excess of .05% of the daily net asset values of each such class. The second describes an agreement to waive .05% of the administrative and shareholder service fee for Class II and Class III shares. It appears only the second waiver arrangement has been triggered. As such, please remove the disclosure of the first waiver arrangement from the footnote.

Response 2:	We will remove this disclosure from the footnote.

Comment 3:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission.

Response 3:	We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jamie L. Bucci

Jamie L. Bucci

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company